Filed pursuant to Rule 433
Registration Statement No. 333-166190
Phillips-Van Heusen Corporation
7.375% Senior Notes due 2020
April 23, 2010
Pricing Supplement
Pricing Supplement dated April 23, 2010 to the Preliminary Prospectus Supplement dated April 20, 2010 of Phillips-Van Heusen Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein including, without limitation, the Sources and Uses table on pages S-9 to S-10 and the Capitalization table on page S-44.

Issuer:	Phillips-Van Heusen Corporation

Principal Amount:	$600,000,000 (which represents an increase of $75,000,000 from the Preliminary Prospectus Supplement)

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	May 6, 2010

Purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.
Purchasers of the notes who wish to trade the notes prior to their delivery hereunder should consult their advisors.

Maturity Date:	May 15, 2020

Issue Price:	100% of principal amount

Coupon:	7.375%

Benchmark Treasury:	3.625% due February 15, 2020

Spread to Benchmark Treasury:	356 basis points

Treasury Strike:	3.813%

Yield to Maturity:	7.375%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2010

Use of Proceeds:	To fund, in part, the acquisition of Tommy Hilfiger B.V. and its subsidiaries, to repurchase or redeem the Issuer’s outstanding 7 1/4% senior notes due 2011 and 8 1/8% senior notes due 2013 and to pay related fees and expenses.

Change of Control:	Upon the occurrence of certain change of control events, each holder may require the Issuer to repurchase all or a portion of the notes at a purchase price of 101% of such holder’s principal amount plus accrued and unpaid interest, if any, to but not including the date of purchase.

Redemption Provisions:	Prior to May 15, 2013, up to 35% of the aggregate principal amount originally issued at a redemption price of 107.375%, plus accrued and unpaid interest, if any, to but not including the redemption date, with the net cash proceeds of one or more Equity Offerings.

On or after May 15, 2015, at the following redemption prices, plus accrued and unpaid interest, if any, to but not including the redemption date:

Redemption
Period	price of notes
2015	103.688%
2016	102.458%
2017	101.229%
2018 and thereafter	100%

Make-whole call:	At any time prior to May 15, 2015, 100% of the principal amount of the notes to be redeemed plus the greater of 1.0% of the principal amount thereof and a discount rate of Treasury plus 50 basis points.

Denominations:	$2,000 and integral multiples of $1,000 thereof.

Joint Bookrunners and Global Coordinators:	Barclays Capital Inc. Deutsche Bank Securities Inc.

Joint Bookrunners:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC RBC Capital Markets Corporation

Co-Managers:	BBVA Securities Inc.
Credit Agricole Securities (USA) Inc.
Fortis Bank (Nederland) N.V.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

CUSIP:	718592 AK4

Ratings:*	B2, BB
Additional Changes to the Preliminary Prospectus Supplement:
     In addition to pricing information set forth above the Preliminary Prospectus Supplement is hereby revised to reflect the following:
Common Stock Offering Size
     On April 22, 2010 the Issuer priced its public offering of 5,000,000 shares of its common stock at $66.50 per share. This does not include 750,000 additional shares that are subject to the underwriters’ over-allotment option.

*	A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by calling 1-888-603-5847 or by writing to Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717 or email barclaysprospectus@broadridge.com.